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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (Amendment No. 2)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                          SUPERMARKETS GENERAL HOLDINGS
                                  CORPORATION
                            (Name of Subject Company)

                          ----------------------------

                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                        (Name of Person Filing Statement)

            $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                            par value $.01 per share
                         (Title of Class of Securities)

                                    868446204
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                             Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                    Supermarkets General Holdings Corporation
                                200 Milik Street
                         Carteret, New Jersey 07008-1194
                                 (732) 499-3000

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                  212-848-4000

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

      This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 15, 1999, as amended by Amendment No. 1, dated March 26, 1999 (as amended, the "Schedule 14D-9") relating to a tender offer disclosed in the Tender Offer Statement on
Schedule 14D-1, dated March 15, 1999, as amended by Amendment No. 1, dated March 26, 1999 and Amendment No. 2, dated May 20, 1999 (as amended, the "Schedule 14D-1") filed by Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Croesus, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, Ahold U.S.A. Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, and Ahold Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, to purchase all of the issued and outstanding shares of $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), at a price of $38.25 per share, net to the seller in cash, without interest thereon.

      Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. ADDITIONAL INFORMATION TO BE FURNISHED

      Item 8 is hereby amended and supplemented to add the following:

      Settlement of Litigation. As previously described in the Schedule 14D-9, the Company, SMG-II, the Purchaser and the directors of the Company are defendants (collectively, the "Defendants") in a purported stockholder class action lawsuit entitled Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047 (the "Action"), in which the plaintiff alleged, among other things, that the defendant directors of the Company and SMG-II breached their fiduciary duties to the holders of the Preferred Stock. The plaintiff, by his counsel, has entered into a Memorandum of Understanding, dated May 19, 1999 (the "Memorandum of Understanding"), with the Defendants (by their counsel) pursuant to which the parties have agreed to settle the Action. The proposed settlement is subject to, among other things, the approval of the settlement by the Court of Chancery of the State of Delaware (the "Court").

      The Memorandum of Understanding provides for the following: (i) the certification of the Action as a class action under the rules of the Court, which class would consist of all holders of the Preferred Stock of the Company from and including March 9, 1999 through and including the consummation of the SMG-II Merger, or, if the SMG-II Merger fails to close, the Alternative Stock Purchase (the "Class"); (ii) the complete and final compromise, settlement, discharge and release of all claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, arising under federal, state or any other law, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding by or on behalf of any member of the Class (the "Releasing
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                                       2


Parties"), whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity, against Defendants or any of their families, parent entities, affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective past, present or future officers, directors, associates, stockholders, controlling persons, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors, insurers or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators, predecessors, successors and assigns (collectively, the "Released Persons"), which have arisen, could have arisen, or will arise out of, or which are related in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, set forth or otherwise related, directly or indirectly, to the complaint filed in the Action, the SMG-II Merger, the Alternative Stock Purchase, public filings or statements by Defendants or their representatives in connection with the SMG-II Merger or the Alternative Stock Purchase, or any other actions of the Defendants relating in any way to the SMG-II Merger or the Alternative Stock Purchase (collectively, the "Settled Claims") (subject to certain limited exceptions); (iii) the Defendants have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breaches of duty of any kind; and (iv) the Defendants are entering into the Memorandum of Understanding and will be entering into the proposed settlement documentation solely because the proposed settlement would eliminate the burden, risk and expense of further litigation and is in the best interests of the Company and all of its stockholders. In addition, the Company has agreed to amend the Schedule 14D-9 to provide certain supplemental information.

      In addition, the parties have agreed in the Memorandum of Understanding that plaintiff's counsel in the Action will apply to the Court for a total award of attorneys' fees and expenses in an amount not to exceed $1,956,268.40, or $0.40 per share of Preferred Stock, which Defendants have agreed not to oppose, provided, however, such amount shall be payable only after Final Court Approval (as defined below), and only if the Offer at the New Offer Price (as defined below) closes. In the event the Offer at the New Offer Price does not close, but the Alternative Stock Purchase does, pursuant to the terms of the Memorandum of Understanding, the Released Persons shall continue to enjoy all of the benefits of the settlement and plaintiff's counsel reserves their right to petition the Court for an award of attorneys' fees and expenses, and the Defendants reserve their rights to oppose any such petition.

      Pursuant to the terms of the Memorandum of Understanding, the Defendants have agreed, subject to Final Court Approval, that the Purchaser shall increase the Offer Price to $40.25 per share of Preferred Stock, less the total amount awarded as fees and expenses to plaintiff's counsel by the Court divided by the total number of outstanding shares of Preferred Stock (the "New Offer Price"). As described above, plaintiff's counsel currently intends to apply to the Court for an award of fees and expenses in an aggregate amount of $1,956,268.40, or $0.40 per share of Preferred Stock. Thus, if the Court approves the settlement and the fees and
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                                       3


expenses of counsel for the plaintiff in full, the New Offer Price will be $39.85 per share of Preferred Stock.

      In addition, promptly following the approval of the settlement by the Court, the Defendants have also agreed to amend the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement to permit either party to the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement, in the event that Final Court Approval is not obtained on or prior to November 15, 1999, to extend unilaterally the December 15, 1999 termination date set forth in the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement, to a new date 30 days after the date of the Final Court Approval or a final determination that does not constitute Final Court Approval (the "New Termination Date"), provided, however, that the New Termination Date shall not in any event be later than April 17, 2000 unless otherwise mutually agreed by the parties to the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement, respectively.

      The Defendants have also agreed that the Purchaser, at its sole option, may elect on any date during the period from March 1, 2000 through April 1, 2000, if prior to such date neither Final Court Approval nor a final determination that does not constitute Final Court Approval (an "Adverse Determination") has been received, to cause the SMG-II Merger Agreement to be amended to reduce the merger consideration to be received by the holders of the capital stock of SMG-II pursuant to the SMG-II Merger Agreement by $9,781,342 (being the product of (x) the amount equal to the difference between the New Offer Price and the Offer Price and (y) the number of outstanding shares of Preferred Stock) (the "Escrow Amount"), which amount shall be held in escrow for the benefit of the holders of the Preferred Stock pending Final Court Approval. Upon any such election by the Purchaser, pursuant to the terms of the Memorandum of Understanding, the Purchaser shall be deemed to have waived on behalf of all parties any requirement under the settlement of obtaining Final Court Approval prior to closing the Offer and the SMG-II Merger or the Alternative Stock Purchase. In addition, the Defendants have agreed that in the event that the Purchaser makes such an election, but Final Court Approval ultimately is not obtained, the Escrow Amount, (i) if the Offer closes, shall remain in escrow and be available for satisfaction of an adverse judgment against Defendants, if any, or (ii) if the Alternative Stock Purchase closes, shall be released to PTK.

      In addition, the Defendants have also agreed that in the event that an Adverse Determination is received at any time before termination or closing of the Offer, then the parties shall proceed with the SMG-II Merger and Alternative Stock Purchase on the terms set forth in the original SMG-II Merger Agreement or original Alternative Stock Purchase Agreement; provided, however, that if the Purchaser has made the election described above and subsequent to such election, but prior to the closing of the Offer or the Alternative Stock Purchase, an Adverse Determination is received, then the parties shall proceed with the SMG-II Merger or the Alternative Stock Purchase on the terms set forth in the original SMG-II Merger Agreement and
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                                       4


the original Alternative Stock Purchase Agreement only if SMG-II provides notice to the Purchaser by April 1, 2000 of its election to proceed on those terms.

      Pursuant to the terms of the Memorandum of Understanding, any of the Defendants shall have the right to withdraw from the proposed settlement in the event that (i) any claims related to the SMG-II Merger, the Alternative Stock Purchase, or the subject matter of the Action are commenced by any member of the Class against any Released Persons in any court prior to Final Court Approval of the settlement, and the court in which such claims are pending denies Defendants' application to dismiss or stay such action in contemplation of dismissal or (ii) any of the other conditions to the consummation of the settlement described below shall not have been satisfied. The consummation of the settlement is subject to (i) the drafting and execution of the settlement documents and the other agreements necessary to effectuate the terms of the proposed settlement; (ii) Final Court Approval of the settlement; (iii) dismissal of the Action by the Court with prejudice and without awarding fees or costs to any party; and (iv) the Purchaser closing (A) the Offer and the SMG-II Merger or (B) the Alternative Stock Purchase.

      For purposes hereof, "Final Court Approval" of the settlement means an order entered by the Court approving the settlement and awarding plaintiff's counsel's fees and expenses and such order is finally affirmed, without modification of any substantive right of any party to the Memorandum of Understanding, on appeal or is no longer subject to appeal and time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired, provided that any modification of the order approving the settlement with respect to the amount of attorneys' fees and expenses awarded and/or any additional supplemental disclosure required shall not be considered a modification of a substantive right affecting Final Court Approval.

      Extension Agreement. Concurrently with the execution of the Memorandum of Understanding and as required by Parent and the Purchaser, Parent, the Purchaser and the SMG-II Stockholders entered into an extension agreement, pursuant to which the SMG-II Stockholders have agreed to extend the Stockholders Agreement Termination Date to a new date that is two months after the New Termination Date.

Item 9. MATERIAL TO BE FILED AS EXHIBITS

      The following are hereby added as exhibits:

Exhibit No.
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 (a) (12)    Press release issued by the Company on May 19, 1999.
 (a) (13)    Press release issued by Parent on May 20, 1999.
 (c) (9)     Memorandum of Understanding dated May 19, 1999.
+(c) (10)    Extension Agreement dated May 19, 1999 among Parent, the Purchaser and the Stockholders listed on Exhibit I thereto.

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      +     Filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Supermarkets General Holdings Corporation


                                     By: /s/  Marc A. Strassler
                                         ---------------------------------------
                                         Name:  Marc A. Strassler
                                         Title: Senior Vice President, Secretary
                                                and General Counsel

Dated: May 20, 1999

                                  EXHIBIT INDEX

Exhibit No.
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*(a)(1)   Offer to Purchase dated March 15, 1999.
*(a)(2)   Letter of Transmittal dated March 15, 1999.
*(a)(3)   Agreement and Plan of Merger dated March 9, 1999 among Parent, the
              Purchaser and SMG-II.
*(a)(4)   Stock Purchase Agreement dated March 9, 1999 among Parent, the
              Purchaser, SMG-II and PTK.
*(a)(5)   Stockholders Agreement dated March 9, 1999 among Parent, the Purchaser and Stockholders listed on Exhibit I thereto.
*(a)(6)   Confidentiality Agreement dated December 30, 1998 between Parent and
              SMG-II.
*(a)(7)   A copy of pages 58 through 63 of the Annual Report on Form 10K that was filed by the Company with the SEC on April 28, 1998.
*(a)(8)   Sale and Transition agreement between Pathmark and James L. Donald dated March 8, 1999.
*(a)(9)   Letter from the Company to holders of the Shares dated March 15, 1999.
*(a)(10) Joint Press Release issued by the Company and Parent on March 9, 1999. *(a)(11) Press Release issued by Parent on March 26, 1999.
(a)(12)   Press Release issued by the Company on May 19, 1999.
(a)(13)   Press Release issued by Parent on May 20, 1999.
*(c)(1)   Employment Agreement between Pathmark and Eileen Scott dated
              February 1, 1999.
*(c)(2)   Employment Agreement between Pathmark and John Sheehan dated
              February 1, 1999.
*(c)(3)   Employment Agreement between Pathmark and Marc A. Strassler dated
              February 1, 1999.
*(c)(4)   Employment Agreement between Pathmark and Frank Vitrano dated
              February 1, 1999.
*(c)(5)   Employment Agreement between Pathmark and Joseph Adelhardt dated
              February 1, 1999.
*(c)(6)   Employment Agreement between Pathmark and Harvey Gutman dated
              February 1, 1999.
*(c)(7)   Employment Agreement between Pathmark and Robert Joyce dated
              February 1, 1999.
*(c)(8)   Employment Agreement between Pathmark and Myron D. Waxberg dated
              February 1, 1999.
(c)(9)    Memorandum of Understanding dated May 19, 1999.
+(c)(10)  Extension Agreement dated May 19, 1999 among Parent, the Purchaser and the Stockholders listed on Exhibit I thereto.

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      *     Previously filed.

      + Filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference.